UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Earnings Release

On November 18, 2015, SouFun Holdings Limited (“SouFun” or the “Company”) issued a press release and held a conference call regarding its financial results for the three months ended September 30, 2015. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

This information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The Company made reference to non-GAAP financial information in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release and financial tables.

Completion of Private Placements

The Company recently completed investments from The Carlyle Group (together with its affiliates, “Carlyle”), IDG Capital Partners (together with its affiliates, “IDG”) and certain management members of the Company previously announced on September 18, 2015. Furthermore, the Company also completed additional investments of US$90 million from IDG, several other professional investors, and certain management members of the Company. In total, the Company issued 11,855,384 Class A ordinary shares and $300 million in principal amount of convertible notes for total gross proceeds of $646.77 million.

Concurrently with the completion of the transactions with Carlyle, Mr. Chi Zhang, a representative of Carlyle, was appointed a director to the Company’s board of directors, effective as of September 24, 2015, to replace Mr. Thomas Nicholas Hall, who resigned as a director of the Company at the same time.

Copies of the transaction documents regarding the private placements from Carlyle, IDG, certain management members and their affiliates are included as exhibits to this Form 6-K. The foregoing description of the private placements does not purport to be complete and is qualified in its entirety by reference to the transaction documents included herein, as applicable.

Agreement to Acquire Beijing Headquarters Facilities

On November 10, 2015, SouFun and Beijing Jinyu Dacheng Co., Ltd. (“Jinyu”) entered into a commercial properties purchase agreement (the “Commercial Properties Purchase Agreement”), pursuant to which SouFun agreed to purchase from Jinyu a new headquarters establishment in Beijing with a total price approximately $243 million. This property has a total usable office space of approximately 70,000 square meters and is located at Guogongzhuang Middle Road, Fengtai District, Beijing, which we believe will provide strong support to the Company’s fast expanding headcounts and Beijing operations. Pursuant to the Commercial Properties Purchase Agreement, Jinyu expects to deliver this property to the Company by the end of 2015.

Summary English translation of the Commercial Properties Purchase Agreement is included as Exhibit 99.24 to this Form 6-K.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transactions contemplated by the Commercial Properties Purchase Agreement. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: November 23, 2015

Exhibit Index

Exhibit 99.1—Press Release dated November 18, 2015

Exhibit 99.2—Subscription Agreement Supplement dated November 23, 2015 by and among the Company, Safari Group Holdings Limited (“Safari”) and Safari Group CB Holdings Limited (“Safari CB”)

Exhibit 99.3—Convertible Note (US$28.00 million) dated September 24, 2015 by the Company (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on October 9, 2015)

Exhibit 99.4—Convertible Note (US$72.00 million) dated September 24, 2015 by the Company (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on October 9, 2015)

Exhibit 99.5—Registration Rights Agreement dated September 24, 2015 by and among Safari, Safari CB and the Company (incorporated by reference to Exhibit 99.15 to the Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on October 9, 2015)

Exhibit 99.6—Subscription Agreement Supplement dated October 29, 2015 by and between IDG Alternative Global Limited (“IDG Alternative”) and the Company (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.7—Letter Agreement dated November 4, 2015 by and between IDG Alternative and the Company (incorporated by reference to Exhibit 99.18 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.8—Supplemental Agreement dated November 4, 2015 by and among the IDG Alternative, China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch and the Company (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.9—Convertible Note (US$200.00 million) dated November 4, 2015 by the Company (incorporated by reference to Exhibit 99.20 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.10—Subscription Agreement dated November 9, 2015 by and between the Company and Karistone Limited (“Karistone”) (incorporated by reference to Exhibit 99.26 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.11—Subscription Agreement dated November 9, 2015 by and between the Company and IDG-Accel China Capital L.P. (“IDG Capital”)

Exhibit 99.12—Subscription Agreement dated November 9, 2015 by and between the Company and IDG-Accel China Capital Investors L.P. (“IDG Investors”)

Exhibit 99.13—Subscription Agreement dated November 9, 2015 by and between the Company and Winning Star Global Limited (“Winning Star”)

Exhibit 99.14—Subscription Agreement dated November 9, 2015 by and between the Company and Rainbow Zone Enterprise Inc (“Rainbow”)

Exhibit 99.15—Subscription Agreement dated November 9, 2015 by and between the Company and Chuang Xi Capital Holdings Limited (“Chuang Xi”)

Exhibit 99.16—Subscription Agreement dated November 9, 2015 by and between the Company and Wealth Harvest Global Limited (“Wealth Harvest”)

Exhibit 99.17—Registration Rights Agreement dated November 10, 2015 by and among Karistone, IDG Capital and the Company (incorporated by reference to Exhibit 99.45 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.18—Registration Rights Agreement dated November 10, 2015 by and among Karistone, IDG Investors and the Company (incorporated by reference to Exhibit 99.46 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.19—Registration Rights Agreement dated November 10, 2015 by and among Karistone, Winning Star and the Company (incorporated by reference to Exhibit 99.47 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.20—Registration Rights Agreement dated November 10, 2015 by and among Karistone, Rainbow and the Company (incorporated by reference to Exhibit 99.48 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.21—Registration Rights Agreement dated November 10, 2015 by and among Karistone, Chuang Xi and the Company (incorporated by reference to Exhibit 99.49 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.22—Registration Rights Agreement dated November 10, 2015 by and among Karistone, Wealth Harvest and the Company (incorporated by reference to Exhibit 99.50 to the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Tianquan Mo on November 12, 2015)

Exhibit 99.23—Indemnification Agreement dated September 24, 2015 by and between the Company and Mr. Chi Zhang

Exhibit 99.24—Summary Translation of Commercial Properties Purchase Agreement dated November 10, 2015 by and between the Company and Beijing Jinyu Dacheng Co., Ltd.